Exhibit 21
Subsidiaries of AngioDynamics, Inc.

Subsidiary	State of Incorporation or Organization
AngioDynamics UK Limited	United Kingdom
AngioDynamics Netherlands B. V.	Netherlands
RITA Medical Systems, LLC	Delaware
AngioDynamics France, SARL	France
AngioDynamics Canada Inc.	Canada
AngioDynamics Medical Brasil Servicos de Marketing Ltda.	Brazil
RadiaDyne LLC	Texas
Eximo Medical, Ltd.	Israel
AngioDynamics VA LLC	Delaware
AngioDynamics Italy S.r.l	Italy